Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

August 5, 2024

VIA EDGAR TRANSMISSION

Mr. David Mathews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust III (the “Trust”)
Post-Effective Amendment No. 41 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23312; 333-221764

Dear Mr. Mathews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on July 9, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the 4E Quality Growth ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

PROSPECTUS

Fees and Expenses

1.	Please supplementally provide the Staff with a completed Fee Table pre-effectively. Please also confirm that there is no fee waiver or reimbursement. If there are, please describe the waivers and/or reimbursements in a footnote.

Response: The Funds’ completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further confirms that there are currently no fee waivers or reimbursements in place.
2.	Please confirm in correspondence whether the Fund intends to engage in securities lending, borrowing, short sales, or make investments in other investment companies and, if so, add additional expense table line items. If so, please add any additional strategy disclosure or risk factors.

Response: The Trust confirms that the Fund does not initially intend to engage in securities lending, borrowing, or short sales. The Fund does, however, intend to invest in investment companies on an ad hoc basis (it will do so primarily when a Fund holding unexpectedly needs to be sold). The Fund’s limited investments in broad-based ETFs is not expected to exceed 1 basis point. As a result, a line item for acquired fund fees and expenses has not been added to the Fees and Expenses table. However, the Fund’s strategy and risk disclosures have been revised to address such investments.

Principal Investment Strategies

3.	Please clarify statements throughout disclosure of principal investment strategies and investment process regarding issuer characteristics, qualities, or qualifications as being based on the Sub-Adviser’s belief, determination, or opinion.

Response: The Trust confirms that such statements have been clarified accordingly.

4.	With respect to the statement that “the Sub-Adviser may opt to include broad-based indexes in the Fund’s portfolio,” please rephrase this sentence to explain how the Sub-Adviser may opt to include broad-based indices in the Fund’s portfolio including whether the Fund may invest in other index funds, replicate constitution securities of an index, or otherwise provide exposure to securities in the index.

Response: As noted above in response to Comment 1, the Fund may invest, from time to time, in broad-based index ETFs. The aforementioned reference has been clarified accordingly.
5.	Please include in the disclosure definitions or capitalization ranges upon which the Fund basis its classification of issuers as large-, middle-, or small-cap companies.

Response: The Trust confirms that the Prospectus has been supplemented to include the foregoing ranges.
6.	Please elaborate in the disclosure what is meant by “directly purchasing foreign securities.” Is this a reference to trading on foreign exchanges, or acquiring shares in private transactions or in secondary over-the-counter market transactions?

Response: The Trust confirms that the Prospectus has been clarified to indicate that the Fund may directly purchase foreign securities on foreign securities exchanges.
7.	For the Fund’s 80% test, please disclose here, the types of other than normal circumstances that may cause the Fund to deviate from its 80% policy, or provide a cross-reference to temporary defensive positions in the SAI.

Response: The Trust notes that the SAI has been revised to remove the temporary defensive positions discussion. That is, the Fund expects to be able to continually comply with its 80% test. As a result, no revisions have been made to the Fund’s 80% test disclosures.
8.	Please briefly include in the summary explanations or examples of the terms “market leading unit economics” and “free cash flow.”

Response: The Trust confirms that the Prospectus has been updated to include summary explanations of the foregoing terms.

Principal Investment Risks

9.	For Models and Data Risk, please provide more explanation regarding the type and nature of modelling developed in-house by the Sub-Adviser and the type of models used by the Sub-Adviser in reliance on third-party data.

Response: The Trust confirms that Models and Data Risk have been bolstered to address the foregoing concepts.

Other Information About the Funds

10.	For the initial references to the acronyms ROTA and ROIIC, and the term free cash flow, please add a cross-reference to the definitions below.

Response: The Trust confirms that cross-references to the definitions below have been added.

Management

11.	Please confirm that the information regarding the Sub-Adviser is current as publicly available information differs in some respects. In correspondence, please confirm that their registration as an SEC adviser will be approved prior to effectiveness.

Response: The Trust confirms that the information regarding the Sub-Adviser has been updated to reflect recent changes. The Trust also confirms that the Sub-Adviser’s registration as an SEC adviser will be approved prior to effectiveness of the Fund’s registration statement.

STATEMENT OF ADDITIONAL INFORMATION

12.	Please clarify that the Fund, in determining compliance with its restriction on concentration, will look through to underlying holdings of both affiliated and non-affiliated investment companies.

Response: The Trust confirms the term "affiliated" has been removed from the previous disclosure. Additionally, to accommodate for the limited information provided by certain types of funds, such as semi-transparent funds and mutual funds, the wording in the disclosure has been updated as follows:
In determining its compliance with the fundamental investment restriction on concentration, the Fund will look through to the underlying holdings of any investment company that publicly publishes its underlying holdings on a daily basis. In addition, if an underlying investment company does not publish its holdings daily but has a policy to concentrate or has otherwise disclosed that it is concentrated in a particular industry or group of related industries, the Fund will consider such investment company as being invested in such industry or group of related industries.

PART C

13.	Please add to Item 30 the undertaking regarding indemnification as provided in Rule 484 under the 1933 Act.

Response: The Trust confirms that the undertaking regarding indemnification as provided in Rule 484 under the 1933 Act has been added to Item 30.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino

General Counsel

Tidal Investments LLC

Appendix A

Investment Objective

The 4E Quality Growth ETF (the “Fund”) seeks long-term capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.85%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following advisory fees and sub-advisory fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
87	271